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FOR IMMEDIATE RELEASE
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                                   Contact:     Anthony Spiro
                                                Tomkins PLC
                                                011-44-181-871-4544

                                                Brian J. Rafferty
                                                Taylor Rafferty Associates
                                                212-889-4350


London, May 9, 1997 -- Tomkins PLC (NYSE: TKS) announced today the completion of its $21.50 per share cash tender offer for the outstanding shares of common stock of Stant Corporation (NASDAQ: STNT). In the offer, which expired at 12:00 midnight, New York City time, on May 8, 1997, 16,100,048 shares of common stock of Stant Corporation were tendered (including 53,500 shares subject to guarantees of delivery) and accepted for payment, representing approximately 99.2% of Stant's outstanding common stock.

Tomkins intends to acquire all of the remaining shares of Stant common stock at $21.50 per share in cash through a "short form" merger which is expected to be completed promptly.

Stant is one of the world's leading manufacturers of automotive windshield-wiping systems, wiper blades, closure caps and engine thermostats. Its product range will complement that of Gates, the US-based global manufacturer of power transmission belts and hose and connectors, which Tomkins purchased in July 1996. In the year ended December 31, 1996, Stant had total sales of $657 million (pounds sterling 403 million) and profit before tax, under US Generally Accepted Accounting Principles, of $38.8 million (pounds sterling 23.8 million). Tomkins will meet the Stant purchase consideration of $406 million (pounds sterling 249 million) from its own cash resources and also assume net debt of approximately $200 million (pounds sterling 123 million).


All dollar translations at pounds sterling 1 = $1.63.

Enquiries:  Anthony Spiro, Director - Corporate Affairs
            Tomkins PLC

Telephone:  011-44-181-871 4544